FFCM, LLC
 CODE OF ETHICS

I.  OVERVIEW
The Code of Ethics (the "Code") is designed to reinforce FFCM’s reputation for integrity by avoiding even the appearance of impropriety in the conduct of the firm’s business. The Code sets forth procedures and limitations which govern the personal securities transactions of every FFCM employee.

FFCM and its employees (“Supervised Persons”) are subject to certain laws and regulations governing personal securities trading. The firm has developed this Code to promote the highest standards of behavior and ensure compliance with applicable laws.

Employees should be aware that they may be held personally liable for any improper or illegal acts committed during their course of employment, and that "ignorance of the law" is not a defense. Employees may be subject to civil penalties such as fines, regulatory sanctions including suspensions, as well as criminal penalties.

Employees must read and comply with the Code. Failure to comply with the provisions of the Code may result in serious sanctions including, but not limited to, disgorgement of profits, dismissal, substantial personal liability and referral to law enforcement agencies or other regulatory agencies. Employees should retain a copy of the Code in their records for future reference. Any questions regarding the Code should be directed to the Adviser’s Chief Compliance Officer (“CCO”).

General Principles
Each FFCM employee is responsible for maintaining the very highest ethical standards when conducting business. More specifically, this means:

•	Each employee has a duty at all times to place the interests of the FQF Funds (the “Funds”) first;
•
All personal securities transactions must be conducted consistent with the Code and in such a manner as to avoid any actual or potential conflict of interest or other abuse of the employee's position of trust and responsibility; and

•	No employee should take inappropriate advantage of his/her position or engage in any fraudulent or manipulative practice with respect to the Funds.

Reporting Code of Ethics Violations
It is the obligation of each Access Person to report promptly any violation of the Code to the CCO. Violations of the Code include, but are not limited to, noncompliance with applicable laws and regulations and fraud or illegal acts involving any aspect of the Adviser’s business that is harmful to the Funds’ shareholders. The report of a Code violation may be submitted anonymously and will be treated as confidential. Retaliation against an individual who reports a violation is prohibited and in itself constitutes a violation of the Code.

II. APPLICABILITY
All Supervised Persons of the Adviser, including full-time, part-time, benefited and non-benefited, and exempt and non-exempt employees, and long-term on-site contractors and consultants, will be considered Access Persons under the Code.

Family Members and Related Parties
The Code applies to all accounts in which an Access Person has a beneficial interest, which includes accounts of the employee, his/her spouse or domestic partner, his/her minor children, his/her adult children living at home, and any relative, person or entity for whom the employee directs the investments.

Investment Clubs
An employee who is a member of an investment club is subject to the pre-clearance and reporting requirements of the Code with respect to the transactions of the investment club. Additionally, memberships in investment clubs will require prior approval of the CCO.

III. KEY DEFINITIONS
Access Person
An Access Person is any Supervised Person who (a) has access to non-public information regarding client purchase or sales of securities, (b) is involved in making securities recommendations to clients, (c) has access to such recommendations that are non-public, or (d) has access to non-public information regarding the portfolio holdings of affiliated mutual funds.

Beneficial Ownership
"Beneficial Ownership" includes ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect “pecuniary” or financial interest in a security.  For example, an individual has an indirect pecuniary interest in any security owned by the individual’s spouse. Beneficial ownership also includes, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, having or sharing “voting power” or “investment power” as those terms are used in Section 13(d) of the Exchange Act and Rule 13d-3 thereunder.

Reportable Securities
“Reportable Security” means any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security,” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

IV. PRE-CLEARANCE OF PERSONAL SECURITIES TRANSACTIONS
All employees must request and receive pre-clearance prior to engaging in the purchase or sale of a Reportable Security (with the exception of exchange-traded funds and options on exchange-traded funds not advised by the Adviser). All pre-clearance requests will be made by submitting a Pre-Trade Authorization Form to the CCO or his designee.

Initial Public Offerings (“IPOs”), Private Placements and Secondary Offerings
Securities purchased through an IPO or secondary or private offering must be pre-cleared. Private placements include certain co-operative investments in real estate, commingled investment vehicles, such as hedge funds, and investments in family-owned businesses. Time-shares and cooperative investments in real estate used as a primary or secondary residence are not considered to be private placements.

Pre-clearance approval is only good until the end of the business day following the day on which pre-clearance was granted.  "Good-till-cancelled" orders are not permitted. "Limit" orders must receive pre-clearance every day the order is open.

Securities Exempt from Pre-Clearance Requirements
Pre-clearance is not required for the following securities:

•	Direct obligations of the government of the United States or any other sovereign country or supra-national agency;
•	Bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;
•	Variable and fixed insurance products;
•	Shares issued by open-end mutual funds (including exchange-traded funds and options on exchange-traded funds not advised by the Adviser); and
•	Interests in 529 Plans.

Transactions Exempt from Pre-Clearance Requirements
 Pre-clearance is not required for the following transactions:

•	Transactions made in an account where the employee, pursuant to a valid legal instrument, has given full investment discretion to an unaffiliated/unrelated third party;

•	Automatic investments in programs where the investment decisions are non-discretionary after the initial selections by the account owner (the initial selection requires pre-clearance);

•	Investments in dividend reinvestment plans;

•	Purchases effected upon the exercise of rights issued by an issuer pro-rata to all holders of a class of its securities;

•	Transactions in Employee Stock Ownership Programs ("ESOPs);and,

•	Securities received via a gift or inheritance.

V. TRADING RESTRICTIONS

Black Out Period
Access Persons may not trade in a security on any day that a Fund has a pending buy or sell order in the same security.

Short-Term Trading and Other Restrictions
Short-Term Trading. Employees are prohibited from the purchase and sale or sale and purchase of the same security if the security is subject to pre-clearance requirements within thirty (30) calendar days. This restriction does not apply if the transaction results in a loss. The 30 calendar days will be calculated from the date of the most recent transaction and does not include trade date. Any profit realized from a trade in violation of this provision shall be donated to a charitable organization.

Excessive Trading. While active personal trading may not in and of itself raise issues under applicable laws and regulations, the Adviser believes that a very high volume of personal trading can be time consuming and  increase the possibility of actual or apparent conflicts with portfolio transactions. Accordingly, an unusually high level of personal trading activity is strongly discouraged and will be monitored by the CCO.

Front Running. Employees may not engage in "front running," which is the purchase or sale of securities for their own accounts on the basis of their knowledge of FFCM’s trading activity or plans.

Material Non-Public Information. Employees possessing material non-public information regarding any issuer of securities must refrain from purchasing or selling securities of that issuer until the information becomes public or is no longer considered material.

VI. REPORTING REQUIREMENTS

Initial Holdings Reports
Within ten (10) calendar days of being hired by FFCM, each Access Person must provide the CCO with a statement of all securities holdings and brokerage accounts. Specifically, each employee must provide the following information on the Initial Holdings Report:

•
The title and type of security, the exchange ticker symbol or CUSIP number, number of shares and principal amount of each security in which the employee has any direct or indirect beneficial ownership when the person became an Access Person;

•
The name of any broker, dealer or bank with whom the employee maintains an account in which any securities were held for the direct or indirect benefit of the employee as of the date the person became an Access Person; and

•	The date the report is submitted by the Access Person.

The information on the initial holdings report must be current as of a date not more than 45 days prior to the individual becoming an Access Person.

Duplicate Statements and Confirmations
Access Persons must instruct his/her broker-dealer, trust account manager or other entity through which he/she has a securities trading account to send directly to the CCO:
•	Trade confirmations summarizing each transaction; and
•	Periodic statements.

This requirement applies to all accounts in which an Access Person has direct or indirect Beneficial Ownership.

Quarterly Transaction Reports
Each employee is required to submit quarterly a transaction report within thirty (30) calendar days of each calendar quarter-end. A Quarterly Transaction Report will be provided to each employee on a quarterly basis.

The following information must be included on the Quarterly Transaction Report:

•
The date of the transaction, the title, the exchange ticker symbol ticker or CUSIP number (as applicable), the interest rate and maturity date (if applicable), the number of shares and the principal amount of each security involved;

•	The nature of the transaction, (i.e., purchase, sale, or other type of acquisition or disposition);
•	The price of the Security at which the transaction was effected;
•	The name of the broker, dealer or bank with or through which transaction was effected; and
•	The date that the report is submitted by the employee.

New Accounts Established During the Quarter
With respect to any account established by an employee in which Reportable Securities were held during the quarter for the direct or indirect benefit of an Access Person, the Access Person must indicate on the Quarterly Transaction Report:

•	The name of the broker, dealer, or bank with whom the employee established the account;
•	The account number; and
•	The date the account was established.

Annual Holdings Reports
Each employee is required to submit annually a list of holdings of Reportable Securities which is current as of a date no more than thirty (45) days before the report is submitted. The forms for making these reports will be provided to each Access Person on an annual basis.

The following information must be included on the Annual Holdings Report:

•
The title and type of the security, the exchange ticker symbol or CUSIP number (as applicable), number of shares, principal amount of each Reportable Security in which the employee had any direct or indirect beneficial ownership;

•	The name of any broker, dealer or bank with whom the employee maintains an account in which any securities are held for the direct or indirect benefit of the employee; and
•	The date that the report is submitted by the employee.

Securities Exempt from Reporting Requirements
The following securities are not subject to reporting requirements under the Code:

•	Direct obligations of the government of the United States or any other sovereign country or supra-national agency;
•	Bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;
•	Variable and fixed insurance products;
•	Shares issued by open-end mutual funds; and
•	Interests in 529 Plans.

Securities Exempt from Pre-Clearance But Subject to Reporting Requirements
The following securities are exempt from pre-clearance requirements (with the exception of exchange-traded funds advised by the Adviser), but are subject to reporting requirements under the Code:

•	Holdings of exchange-traded funds;
•	Securities held in 401 (k) plans that are self-directed brokerage accounts;
•	Securities held in ESOPs or pension or retirement plans;
•	Securities received via a gift or inheritance.

Certification of Compliance
Each Access Person is required to certify annually that they have read, understand and complied with the requirements of the Code. Access Persons must also certify that they have received, read, understand and agree to abide by any amendments to the Code, which will be distributed by the CCO from time to time.

VII.  GIFTS AND ENTERTAINMENT POLICY
All Access Persons are required to follow the Adviser’s Gifts and Entertainment Policy. The policy includes the following provisions:

Gifts
•	Employees may not offer or accept cash or its equivalent as a gift in any amount.
•	Promotional gifts, such as those that bear the logo of a company's name or that routinely are made available to the general public, generally are acceptable business gifts.
•
Access Persons may not accept or give gifts with an aggregate value of greater than $100 per entity annually. In order for an employee to accept a gift above the limit, he/she must obtain prior written approval from the CCO.

•
Since Financial Industry Regulatory Authority (“FINRA’) rules prohibit the giving and receiving of gifts in excess of $100 per individual per year, exceptions will not be made for those persons acting in the capacity of a registered representative.

Entertainment
•	Employees must avoid any excessive or disreputable entertainment that would reflect unfavorably on FFCM.
•	Entertainment of a reasonable value, including customary business meals and events, may be given or received.
All gifts and entertainment given or received must be reported to the CCO quarterly.

All gifts and entertainment involving a registered representative must be reported to Foreside Distributor’s compliance personnel.

Foreign Corrupt Practices Act
FFCM intends to comply with the Foreign Corrupt Practices Act of 1977, which makes it unlawful for any U.S. company to bribe foreign officials in order to obtain, retain or direct business.

VIII. SERVICE AS A DIRECTOR/OUTSIDE EMPLOYMENT AND ACTIVITIES
All employees are required to comply with FFCM’s Conflicts from Outside Activities Policy. The policy includes the following provisions:

•	Employees are to avoid any business activity, outside employment or professional service that competes with FFCM or conflicts with the interests of the Funds.

•
An employee is required to obtain the approval of the CEO before becoming a director, officer, employee, partner or sole proprietor of a "for profit" organization. The request for approval should disclose the name of the organization, the nature of the business, whether any conflicts of interest could reasonably result from the association, whether fees, income or other compensation will be earned and whether there are any relationships between the organization and FFCM.

•	Employees must not accept any personal fiduciary appointments such as administrator, executor or trustee other than those arising from family or other close personal relationships.

•	Employees must not use FFCM resources, including computers, software, proprietary information, letterhead and other property, in connection with any employment or other activity outside FFCM.

•	Employees must disclose to the CCO any situation that could present a conflict of interest or the appearance of a conflict with FFCM and discuss how to control the risk.

•           When completing their annual certification acknowledging receipt and understanding of the Code of Ethics, FFCM employees will be asked to disclose all outside affiliations. Any director/trustee positions with public companies or companies likely to become public are prohibited without prior written approval from the CEO.

IX. INSIDE INFORMATION
Under applicable federal securities laws, all persons are prohibited from trading or recommending trading in securities on the basis of material, non-public or “inside” information.  In addition, Section 206 of the Advisers Act and other laws generally make it unlawful for any employee to use for his or her personal benefit information about prospective transactions being considered for client accounts.

Material, non-public information may include any information concerning an issuer of a security or a security that has not been publicly disseminated and which a reasonable investor might consider important in deciding whether to purchase, sell or hold a security.

Examples of the types of information concerning an issuer that is likely to be deemed “material” include, but are not limited to, the following:

•	Dividend increases or decreases;
•	Earnings (or loss) estimates or material changes to previously released earnings (or loss) estimates;
•	Significant expansion or curtailment of operations;
•	Significant increase or decline in revenues;
•	Significant merger or acquisition proposals or agreements, including tender offers;
•	Significant new products or discoveries;
•	Extraordinary borrowing;
•	Major litigation;
•	Liquidity problems;
•	Bankruptcy;
•	Extraordinary management developments; and
•	Purchase or sale of substantial assets.

Information is non-public when it has been identified as such when communicated or when it is received from a known or suspected inside source.  Information becomes public after it has been made generally available and investors have had a chance to absorb it (which may potentially take several days).

FFCM and its employees will not trade or recommend trading on the basis of material non-public information, or use such information for personal gain or benefit. FFCM employees in possession of “material non-public information” must maintain the confidentiality of such information and abstain from trading until it has been deemed publicly disclosed.  No FFCM employee who may be in possession of “inside” information with respect to a security shall:

•	Purchase or sell, or recommend the purchase or sale of, such security or any related security (e.g., options) for any account it advises or, if applicable, any other client;
•	Purchase or sell, or recommend the purchase or sale of, such security or any related security for any account in which he/she has a beneficial interest;
•	Share the information with others (i.e., tipping); or
•	Selectively disclose information about client holdings.

If FFCM employees come into possession of material inside information concerning publicly-held securities, this fact must be made known promptly to the CCO and the Adviser’s Chief Executive Officer (CEO). Appropriate steps will then be taken to prevent any investment decisions being made on the basis of such information.

X. SANCTIONS
Upon discovering a violation of this Code by an employee or his/her family member or related party, the CCO and/or the CEO may impose such sanctions as deemed appropriate, including, among others, the following:

•	A letter of censure
•	A monetary fine
•	Suspension of employment
•	Termination of employment
•	Civil referral to the SEC or other civil regulatory authorities
•	Criminal referral

XI.           REPORTS TO THE BOARD OF TRUSTEES
No less frequently than annually, the Adviser will provide to the Funds’ Board of Trustees a written report that:

(a) Describes any issues arising under the Code or procedures since the last report to the Board, including, but not limited to, information about material violations of the Code or procedures and sanctions imposed in response to the material violations; and

(b) Certifies that the Adviser has adopted procedures reasonably necessary to prevent Access Persons from violating the Code.

XII.           RECORDKEEPING
The CCO will maintain records related to the Code of Ethics as set forth below:

1.	A copy of the Code which is, or at any time within the past five years has been, in effect will be preserved in an easily accessible place;

2.
A record of any violations of the Code and of any actions taken as a result of such violations will be preserved in an easily accessible place for a period of not less than five years following the end of the fiscal year in which the violation occurred, the first two years in an appropriate office of the Adviser;

3.	A copy of all written acknowledgements of the receipt of the Code and any amendments thereto for each Access Person who is currently or within the past five years was an Access Person;

4.
A copy of each report made pursuant to this Code and brokerage statements submitted on behalf of Access Persons will be preserved for a period of not less than five years from the end of the fiscal year in which the last entry was made on such record, the first two years in an appropriate office of the Adviser;

5.	A list of all Access Persons who are required, or within the past five years have been required, to submit reports under the Code will be maintained in an easily accessible place;

6.	A record of persons responsible for reviewing reports submitted pursuant to the Code; and

7.
A record of any report furnished to the FQF Funds’ Board of Trustees will be preserved for a period of not less than five years from the end of the fiscal year in which the last entry was made on such record, the first two years in an appropriate office of the Adviser.

XIII.           OVERSIGHT OF THE CODE OF ETHICS

1.	The Adviser will use reasonable diligence and institute procedures reasonably necessary to prevent violations of the Code.

2.
The CCO will identify all Access Persons who are under a duty to make reports under this Code and will inform such persons of this duty. The CCO will deliver a copy of the Code annually and will distribute promptly any amendments to the Code to all Access Persons. All Access Persons are required annually to sign and acknowledge their receipt of this Code of Ethics or any amendments thereto when required.

3.
Each Access Person’s transactions in his/her personal accounts will be reviewed on a regular basis.  Any transactions that are believed to be a violation of this Code will be reported promptly to management at the Adviser.  A member of the Adviser’s senior management will review the CCO’s transaction reports and holdings reports.

4.
Upon determining that a violation of this Code has occurred, the Adviser may impose such sanctions or remedial action as deemed appropriate or to the extent required by law.  These sanctions may include, among other things, disgorgement of profits, suspension or termination of employment and/or criminal or civil penalties.

5.
The Adviser will report to the Board any violation of the Code by an Access Person and such Access Person may be called upon to explain the circumstances surrounding his or her non-clerical violation for evaluation by the Board.

6.
The CCO has the authority to exempt any Access Person or any personal securities transaction of an Access Person from any or all of the provisions of this Code if the CCO determines that such exemption would not be against any interests of a client.  The CCO will prepare and file a written memorandum of any exemption granted, describing the circumstances and reasons for the exemption.

7.
The CCO will ensure that the Adviser’s Form ADV accurately describes the pertinent provisions of the Code and includes disclosure offering to provide a copy of the Code to any client or prospective client upon request.